EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis as at 31 December 2023. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 31 Dec 2023 £m

Equity
Ordinary shareholders’ equity	35,355
Other equity instruments	5,018
Non-controlling interests	58
Total equity	40,431

Indebtedness
Subordinated liabilities	6,935
Debt securities
Debt securities in issue	52,449
Liabilities designated at fair value through profit or loss	5,255
Total debt securities	57,704
Total indebtedness	64,639

Total capitalisation and indebtedness	105,070
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2023, all indebtedness was unsecured except for £18.6 billion of securitisation notes and covered bonds and £1.1 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 31 December 2023.
There has been no material change in the information set forth in the table above since 31 December 2023.